SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 1)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

William H. Junell

55 Waugh, Suite 803

Houston, Texas 77007

(713) 333-4511

Copy To:

Michael T. Larkin

Porter Hedges, LLP

1000 Main, Suite 3600

Houston, Texas 77002

(713) 226-6629

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS William H. Junell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	31,015
	8.	SHARED VOTING POWER	717,962
	9.	SOLE DISPOSITIVE POWER	31,015
	10.	SHARED DISPOSITIVE POWER	717,962

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,977 Common Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.89%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Assumes 15,290,263 Common Units and Subordinated Units of the Company outstanding as of July 29, 2016, based on information contained in Issuer’s Form 10-Q filed on August 2, 2016 for the quarterly period ended June 30, 2016.

2

1.	NAMES OF REPORTING PERSONS Landmark Fund C Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	717,962
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	717,962

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,962 Common Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.69%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2 Assumes 15,290,263 Common Units and Subordinated Units of the Company outstanding as of July 29, 2016, based on information contained in Issuer’s Form 10-Q filed on August 2, 2016 for the quarterly period ended June 30, 2016.

Item 1.	Security and Issuer.

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2015 by Junell and Junell LP (each as defined in the Schedule 13D) with respect to common units representing limited partnership interests (the “Common Units”), of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 2141 Rosencrans Avenue, Suite 2100, El Segundo California 90245.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On June 21, 2016, Junell sold 5,000 Common Units of the Issuer. After such sale, Junell owns directly 31,015 Common Units of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 7 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment No. 1, as follows:

(a) – (b)

The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Act and is based on 15,290,263 Common Units and Subordinated Units of the Company outstanding as of July 29, 2016, based on information contained in Issuer’s Form 10-Q filed with the SEC on August 2, 2016 for the quarterly period ended June 30, 2016.

(i)     William H. Junell owns directly 31,015 Common Units of the Issuer. Mr. Junell is also a Manager and the President of Landmark Fund C Partners, LP and therefor is deemed to have voting or investment control over 717,962 Common Units of the Issuer held by Landmark Fund C Partners, LP

(ii)   Landmark Fund C Partners, LP is the owner of and has the power to vote and dispose of 717,962 Common Units of the Issuer

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c) – (e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

1	Joint Filing Agreement (attached hereto as Exhibit A).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      September 19, 2016

/s/ William H. Junell
William H. Junell

Landmark Fund C Partners, LP
By: Landmark Fund C Management GP, LLC, its General Partner

By: /s/ William H. Junell
Name: William H. Junell
Title: President

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